Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180741

MVP REIT, INC.
SUPPLEMENT NO. 2 DATED DECEMBER 27, 2012
TO THE PROSPECTUS DATED SEPTEMBER 25, 2012

This document supplements, and should be read in conjunction with, the prospectus of MVP REIT, Inc., dated September 25, 2012, as supplemented by supplement no. 1, dated December 6, 2012. As used herein, the terms “we,” “our” and “us” refer to MVP REIT, Inc. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus.  The purpose of this supplement is to disclose our acquisition of a 376-unit (together with 24 exterior RV parking spaces) self-storage facility located in Cedar Park, Texas.

Acquisition of Property

On December 14, 2012, or the closing date, we, through our wholly-owned subsidiary, MVP MS Cedar Park, 2012, LLC, or MVP MS Cedar Park, acquired A-A-A Storage Water Tower, a self-storage facility containing 52,000 interior rentable square feet located at 945 West New Hope Drive in Cedar Park, Texas.  On December 10, 2012, the purchase and sale agreement for A-A-A Storage Water Tower was assigned by CBI Nevada, LLC, an unaffiliated third party, to MVP MS Cedar Park.  On December 14, 2012, MVP MS Cedar Park acquired A-A-A Storage Water Tower from A-A-A Storage Water Tower, LLC, an unaffiliated third party, for an aggregate purchase price of $3.275 million, exclusive of closing costs, or the purchase price.

Description of the Property

A-A-A Storage Water Tower is an approximately 52,000 square foot self-storage facility located in Cedar Park, Texas that was constructed in 2000 and is comprised of 12 buildings and 376 self-storage units, together with 24 exterior RV parking spaces. A-A-A Storage Water Tower is comprised of approximately 58,000 square feet of building improvements.  As of the closing date, A-A-A Storage Water Tower was approximately 80% leased and had an average market rent of approximately $120 per unit.

We believe that A-A-A Storage Water Tower is suitable for its intended purpose and adequately covered by insurance.  We currently have no renovation plans for A-A-A Storage Water Tower.  Management expects to fund any future renovations and improvements with proceeds from our ongoing public offering.  A-A-A Storage Water Tower is located in a submarket where there are a number of comparable properties that might compete with it.

Financing and Fees

We financed the purchase of A-A-A Storage Water Tower using cash proceeds from our ongoing public offering.

Dominion Storage Group, Inc., or the property manager, will serve as A-A-A Storage Water Tower’s property manager. The property manager will supervise, manage, operate, and maintain A-A-A Storage Water Tower on the terms and conditions set forth in a property management agreement. The property manager will receive a property management fee equal to the greater of (i) 6.0% of the A-A-A Storage Water Tower’s gross receipts (as that term is defined in the property management agreement) and (ii) $1,800.  The property management agreement also provides for a construction management fee of 5% of the cost of amounts expended for any renovation or construction project supervised by the property manager and a one-time start-up fee of $5,000.  The property management agreement has a term of twenty-four (24) months, provided that MVP MS Cedar Park may terminate the property management agreement at any time for gross negligence, fraud, or willful misconduct, or if the property manager becomes a debtor in any bankruptcy or insolvency proceeding.

At the closing, an affiliate of the property manager received consulting fees equal to 3.0% of the purchase price pursuant to the terms and conditions set forth in a compensation agreement.  Pursuant to the terms and conditions set forth in the compensation agreement, an affiliate of the property manager is entitled to an annual profit interest in MVP MS Cedar Park equal to fifteen percent (15.0%) of MVP MS Cedar Park’s net profit after payment of MVP MS Cedar Park’s operating expenses (as that term is defined in the compensation agreement) and payment of an annual cumulative return on equity of 7.5%. to MVP MS Cedar Park.

We also paid MVP Realty Advisors, LLC, our manager, a fee equal to 3.0% of the purchase price in connection with the acquisition of A-A-A Storage Water Tower.  Affiliates of ours may receive additional fees or other compensation as a result of the acquisition of A-A-A Storage Water Tower in accordance with the compensation provisions described in our prospectus.